Founders Club



Michael Wright is an original co-founder of f2o Sports. Currently, Michael is a Board member of AMG National Trust and Bank overseeing their digital transformation into Banking as a Service and International Wealth Management initiatives. Prior to AMG,, Michael Founded Global Link Technologies a tech Start Up and was CEO for 21 years before selling to Arrow Electronics a Fortune 500 company. Michael is also an alumni of Stanford University GSB.

"As a former Professional Soccer Player who played the game at the highest levels in the United States, I know of the untold stories of the Athletes and Coaches. These stories are incredible and need to be shared to the fans. I joined f2o Sports to bring the authentic and the real Side of Sport to the Fans!"



Wolfgang Muller is a co-founder and the Acting CEO of f2o Sports. Most recently Wolfgang is a Co-Founder & CMO, and still sits on the Board, at OSOM Product's Inc where he was part of the initial raises and support for the partnership with Solana. Formerly he was a global executive for the consumer electronics companies Essential and HTC where he created brand and marketing campaigns for global consumer channels; working with Google, Under Armour, Vodafone, O2, AT&T, CPW, Amazon, and many others developing brand awareness and driving direct sales of $1.3B+. He is also an alumni of Stanford University GSB.

"I've always been an avid sports fan and fascinated by the emotional connection of a team's brand to the community that supports them. In that deep connection there is happiness and joy but also frustration and a sense of helplessness. I joined f2o Sports to give fans back what they put in and decentralize sports so the fans have more of a say and control over their beloved teams."



Andres Fleischer is currently Managing Partner at Ripio Ventures, a VC fund that invests only in early stage web3 startups across the globe. Right before he was COO of Ripio for

more than 8 years, this being one of the largest Crypto companies in Latin America, and known worldwide, with operations in 6 countries and 3.5+ M users. Andres built most of the structures that allowed Ripio operations to grow and expand regionally. His expertise is mainly on Crypto, product, compliance on Crypto and Operations. He is also an alumni of Stanford University GSB.

“I’ve joined f2o Sports because I trust this world class team of people that are determined to change the way we interact with sports all over the world.”

Enrico Tessarolo has a degree in international trade. In the last 10 years he has dedicated himself to gastronomy and is the co-founder of efes management group, a company that is dedicated to operating and developing gastronomic premises. It currently has more than 1000 employees.

"I'm a sports lover. I joined f2o Sports to ensure that all fans can actively participate in their clubs. We want to decentralize sport give ownership to the fans for arguably the first time in history, and that idea is really exciting"



Stefano Angeli is the Founder and CEO of Utoppia, a borderless Neobank designed and , that allows people from around the world to own a US bank account. He co-founded one of the first regulated Digital Banks in Latam, Reba. There he served as CEO for 6 years, and was in charge of building the organization and to scale the company from 0 to +800k accounts. He was educated in Universidad Austral - Argentina, University of Bath - UK, Harvard University and Stanford University GSB - USA.

"I'm truly passionate about making utopic ideas come true. That's why when we started discussing the possibility of changing the status-quo in team ownership within the Sports Industry it become clear to me that I must help make this revolution happen"

Enrico Tessarolo co-founded EFES management group, a company dedicated to operating and developing gastronomic premises. It currently has more than 1000 employees. Degree in international trade.